Exhibit 99.1

IAMGOLD reports first mineral resource estimate for the Diakha deposit, Siribaya project in Mali

TORONTO, Feb. 9, 2016 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced the first mineral resource estimate in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards incorporated by reference in National Instrument 43-101 for the Diakha deposit located on the Siribaya JV project in western Mali, West Africa.  With the discovery of the Diakha zone in 2014, IAMGOLD expanded its exploration drilling program, culminating in the completion of the first mineral resource estimate for the Diakha deposit.  The Siribaya exploration project is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. ("Merrex").

The resource estimate, which includes resources estimated for previously known zones at Zone 1B and Taya Ko (formerly Zone 1A) along the Siribaya trend as well as the new Diakha deposit, is comprised of Indicated Resources totalling 2.1 million tonnes averaging 1.90 grams of gold per tonne for 129,000 ounces and Inferred Resources comprised of 19.8 million tonnes averaging 1.71 grams of gold per tonne for 1.1 million ounces.  A significant portion of the estimate is derived from the newly discovered Diakha deposit which is open in all directions and has significant potential for expansion.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "The Diakha discovery is the second greenfield discovery made by the IAMGOLD exploration team in West Africa in the last three years, including the Malikoundi deposit of the Boto gold project located in neighbouring Senegal.  Despite reduced budgets resulting from a sustained industry-wide downturn, the exploration group has successfully advanced Diakha from discovery to an initial resource estimate in just two years.  We believe that there remains significant potential to expand the current resource base and this will be an objective of future exploration programs.  I extend my congratulations to the Diakha discovery team who have worked very hard to achieve this outstanding result."

The mineral resource for the Diakha deposit incorporates assay results from 216 diamond and reverse circulation drill holes totalling 25,696 metres, and for Zone 1B and Taya Ko zones, incorporates results from 129 drill holes totalling 3,903 metres.  The estimate was prepared using a block model constrained with 3D wireframes of the principal mineralized domains.  Values for gold were interpolated into blocks using inverse distance squared (ID2).  A preliminary open pit optimization algorithm was run on the estimated grade block model to constrain the resource and to support the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") requirement that Mineral Resources have 'reasonable prospects for eventual economic extraction'. The resource estimate assumes a long-term gold price of US$1,500/ounce. Only mineralization contained within the preliminary pit shell has been included in the resource estimate.

The mineral resource estimate is summarized in the following table at a cut-off grades ranging from 0.45 to 0.60 grams of gold per tonne.  The effective date of this resource estimate is December 31, 2015.

SIRIBAYA PROJECT - MINERAL RESOURCE ESTIMATE
December 31, 2015

Classification	Zone	Tonnage (000s)	Gold Grade (g/t Au)	Contained Ounces (Au) (000s)
INDICATED	Zone 1B	2,102	1.90	129

Total Indicated		2,102	1.90	129
	Zone 1B	4,094	1.52	200
INFERRED	Taya Ko	882	1.02	29
	Diakha	14,840	1.81	863
Total Inferred		19,816	1.71	1,092

Notes:

  CIM definitions were followed for classification of Mineral Resources.
  Cut-off grades range from 0.45 g/t Au to 0.60 g/t Au and vary by weathering material type.
  Mineral Resources are estimated using a gold price of US$1,500 per ounce.
  Bulk density varies from 1.55 g/cm3 to 2.63 g/cm3 based on deposit and weathering code.
  The resources are constrained by a Whittle optimized pit shell.
  Numbers may not add due to rounding.

In support of the mineral resource estimate, preliminary metallurgical testwork was completed by SGS Minerals Services in Lakefield, Ontario, on three composite samples prepared from Diakha diamond drill core.  The results suggest that the gold mineralization is not refractory and that a gold recovery of approximately 92% can be expected from a conventional leach / carbon in pulp (CIP) circuit.

The Siribaya project consists of 11 contiguous exploration permits which cover a total area of 876.5 square kilometres and is located in the Kédougou-Kéniéba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.  The Diakha, Siribaya 1B, and Taya Ko deposits are hosted within highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks proximal to the Senegal-Mali Shear Zone. At Diakha, gold mineralization occurs within an albitized sandstone similar to IAMGOLD's Boto gold deposit located approximately 10 kilometres to the north along strike.  Zone 1B and Taya Ko occur within the north-northeast trending Siribaya structural trend, which extends over 10 kilometres along strike, and gold mineralization occurs within breccia-hosted stockworks or fault related silicified zones.

Next Steps

The mineralization at Diakha remains open along strike and at depth where further drilling is warranted.  In 2016, the Company plans additional drilling to increase our confidence in the current resources and continue to expand the mineralization along strike and at depth.

Qualified Persons

The mineral resource estimate, including verification of the data disclosed, has been completed by RPA Inc. ("RPA") and reported in accordance with National Instrument 43-101 (NI 43-101) requirements and CIM Estimation Best Practice Guidelines. The resource estimate was prepared by RPA Principal Geologist Luke Evans, P.Eng., and a supporting NI 43-101 Technical Report will be posted on SEDAR at www.sedar.com no later than 45 days after the date of this release.

Mr. Evans, who is an independent qualified person under NI 43-101, has reviewed and approved the contents of this release.  Craig MacDougall, P.Geo., Senior Vice President, Exploration, for IAMGOLD has also reviewed and approved the contents of this release. Mr. MacDougall is a Qualified Person as defined by NI 43-101.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources
This news release uses the term "indicated resources". We advise investors that while that term is recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize it. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources have not demonstrated economic viability and there can be no assurance that they can be converted to mineral reserves.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material, including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743 Mobile: (647) 403-5520; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952 Mobile: (416) 670-3815, Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:02e 09-FEB-16